Exhibit 21.1

List of Subsidiaries

1.	Harbin Zhong He Li Da Education Technology, Inc

2.	World Exchanges, Inc.

3.	Harbin New Discovery Media Co.

4.	Zhong He Li Da (Beijing) Management Consultant Co., Ltd.

5.	Beijing Wei Shi Yi Tong Education Technology Co., Inc.

6.	Heilongjiang Zhonghe Education Training Center

7.	Beijing Hua Yu HuiZhong Technology Development Co., Ltd

8.	Beijing New Shifan Education & Technology Co. Ltd.